SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Woodbridge Holdings Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

978842 20 1

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 14 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 978842 20 1	Page 2 of 14 Pages

1.	Names of Reporting Persons. Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 980

Shares
Beneficially	8.	Shared Voting Power: 911,053

Owned by
Each	9.	Sole Dispositive Power: 980

Reporting
Person With	10.	Shared Dispositive Power: 911,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
912,033

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.8%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 978842 20 1	Page 3 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 441,252

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 441,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
441,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.3%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 978842 20 1	Page 4 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 23,983

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 23,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
23,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 978842 20 1	Page 5 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 417,269

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 417,269

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
417,269

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.2%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 978842 20 1	Page 6 of 14 Pages

1.	Names of Reporting Persons. Suzanne Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 4,300

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 4,300

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 978842 20 1	Page 7 of 14 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 465,501

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 465,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
465,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.4%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 978842 20 1	Page 8 of 14 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 465,501

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 465,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
465,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.4%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 978842 20 1	Page 9 of 14 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 256,087

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 256,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
256,087

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.3%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 978842 20 1	Page 10 of 14 Pages

1.	Names of Reporting Persons. Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 209,414

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 209,414

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
209,414

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.1%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 978842 20 1			Page 11 of 14 Pages

                 This Statement Beneficial Ownership on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends as specifically set forth herein the Statement of Beneficial Ownership on Schedule 13D Amendment No. 1 (the "Schedule 13D") relating to shares of Class A Common Stock, $0.01 par value per share, of Woodbridge Holdings Corporation, formerly known as Levitt Corporation, filed with the Commission on July 30, 2008, which amended and restated the Statement of Beneficial Ownership Schedule 13D filed with the Commission on October 11, 2007.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.			Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 980 shares of the Common Stock held by Mr. Robotti is $11,374.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Mr. Robotti were paid for using his personal funds.

                      The aggregate purchase price of the 23,983 shares of the Common Stock held by Robotti & Company is $293,757.27 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                      The aggregate purchase price of the 417,269 shares of the Common Stock held by Robotti Advisors is $4,589,219,33 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the personal funds of its clients.

                      The aggregate purchase price of the 4,300 shares of the Common Stock held by Suzanne Robotti is $49,824.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

                      The aggregate purchase price of the 256,087 shares of the Common Stock held by RIC is $3,158,668.82 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

                      The aggregate purchase price of the 209,414 shares of the Common Stock held by RI is $2,418,851.38 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Schedule 13D has been amended and restated to read as follows:

(a)-(b) As of November 26, 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares*	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage**

Robotti (1)(2)(3)(4)(6)(7)(8)	912,033	980	911,053	4.79%
ROBT (1)(3)(4)	441,252	0	441,252	2.32%

SCHEDULE 13D
CUSIP No. 978842 20 1				Page 12 of 14 Pages

Robotti & Company (1)(3)	23,983	0	23,983	***
Robotti Advisors (1)(4)	417,269	0	417,269	2.19%
Suzanne Robotti(1)(5)(6)	4,300	4,300	0	***
Wasiak (1)(7)(8)	465,501	0	465,501	2.44%
RMC (1)(7)(8)	465,501	0	465,501	2.44%
RIC (1)(7)	256,087	0	256,087	1.34%
RI (1)(8)	209,414	0	209,414	1.10%

                     *Since the Reporting Person's most recent filing on Schedule 13D, the Issuer effected a 1-for-5 reverse stock split with fractional shares being rounded up to the nearest whole share, as reported in the Issuer's Current Report on Form 8-K filed with the Commission on September 26, 2008, reducing the number of shares beneficial owned by each of the Reporting Persons by a factor of five.
                     **Based on 19,042,149 shares of Class A Common Stock, $0.01 par value per share, outstanding as of November 6, 2008 as disclosed in the Issuer's Quarterly Report on Form 10-Q, for quarter ended September 30, 2008, filed with the Commission on November 10, 2008.
                     ***Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Mr. Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition, of 980 shares of Common Stock.
              (3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 23,983 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 417,269 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition, of 4,300 share of Common Stock.
              (6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.
              (7) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 256,087 shares of Common Stock owned by RIC.
              (8) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 209,414 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.  All transactions were made by Robotti & Company and Robotti Advisors in the open market.

Transactions in Shares of Common Stock Within the Past Sixty Days*

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti Advisors' Advisory Clients	10/01/2008	(303)	SELL	$2.95
Robotti Advisors' Advisory Clients	10/06/2008	3,500	BUY	$2.00
Robotti Advisors' Advisory Clients	10/06/2008	(3,451)	SELL	$1.90
Robotti Advisors' Advisory Clients	11/25/2008	(146,180)	SELL	$0.1922
Robotti Advisors' Advisory Clients	11/25/2008	(69,938)	SELL	$0.2107

SCHEDULE 13D
CUSIP No. 978842 20 1			Page 13 of 14 Pages

Robotti & Company's Discretionary Customers	11/25/2008	(11,827)	SELL	$0.22

*In addition to the transactions listed, during the period one or more Advisory Clients, whom beneficially owned a total of 2,680 shares of the Issuer's Common Stock, ceased being clients of Robotti Advisors.

(d)

Robotti Advisors' advisory clients and Robotti & Company's discretionary customers have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, shares of Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			As of November 25, 2008, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 978842 20 1			Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	November 26, 2008

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

	/s/ Suzanne Robotti	By:	/s/ Kenneth R. Wasiak

	Suzanne Robotti		Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member